                                 SCHEDULE 13D/A
                                 (Rule 13d-101)


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                    Under the Securities Exchange Act of 1934
                                 Amendment No. 2
                                              ---

                       Chicago Bridge & Iron Company N.V.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value Euro 0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    N19808109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

       Thomas R. Denison - First Reserve Corporation, One Lafayette Place,
                      Greenwich, CT 06830, (203) 625-2520
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  July 2, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                              -------------------------
CUSIP No.  N19808109              SCHEDULE 13D                 Page 2 of 9 Pages
-------------------------                              -------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Reserve Corporation
          I.R.S. No.:  06-1210123
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  [X]
                                                                    (b)  [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                             [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                  7     SOLE VOTING POWER

                                        0
    NUMBER OF                    -----------------------------------------------
     SHARES                       8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                            8,109,976
      EACH                       -----------------------------------------------
    REPORTING                     9     SOLE DISPOSITIVE POWER
     PERSON
      WITH                              0
                                 -----------------------------------------------
                                 10     SHARED DISPOSITIVE POWER

                                        8,109,976
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,109,976
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          17.841%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------------                              -------------------------
CUSIP No.  N19808109              SCHEDULE 13D                 Page 3 of 9 Pages
-------------------------                              -------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Reserve Fund VIII, L.P.
          I.R.S. No.:  06-1507364
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  [X]
                                                                    (b)  [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                             [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                  7     SOLE VOTING POWER

                                        0
    NUMBER OF                    -----------------------------------------------
     SHARES                       8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                            8,109,976
      EACH                       -----------------------------------------------
    REPORTING                     9     SOLE DISPOSITIVE POWER
     PERSON
      WITH                              0
                                 -----------------------------------------------
                                 10     SHARED DISPOSITIVE POWER

                                        8,109,976
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,109,976
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          17.841%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------------                              -------------------------
CUSIP No.  N19808109              SCHEDULE 13D                Page 4 of 9 Pages
-------------------------                              -------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Reserve GP VIII, L.P.
          I.R.S. No.:  06-1507318
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  [X]
                                                                    (b)  [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                             [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                  7     SOLE VOTING POWER

                                        0
    NUMBER OF                    -----------------------------------------------
     SHARES                       8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                            8,109,976
      EACH                       -----------------------------------------------
    REPORTING                     9     SOLE DISPOSITIVE POWER
     PERSON
      WITH                              0
                                 -----------------------------------------------
                                 10     SHARED DISPOSITIVE POWER

                                        8,109,976
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,109,976
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          17.841%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 2 to the statement on Schedule 13D originally filed on January 8, 2001, as amended on February 8, 2001 (the "Statement"), is filed by First Reserve Fund VIII, L.P. ("Fund VIII"), First Reserve GP VIII, L.P. ("GP VIII"), and First Reserve Corporation ("First Reserve," and together with the Funds, the "Reporting Persons") and relates to the Common Stock, par value Euro
0.01 per share (the "Common Stock"), of Chicago Bridge & Iron Company N.V., a Company organized under the laws of the Netherlands (the "Issuer" or "CB&I"). That Schedule 13D is hereby amended as set forth below.

ITEM 4.  PURPOSE OF TRANSACTION.

         The text of Item 4 of the Statement is hereby amended by adding the following:

         On June 26, 2003, Fund VIII, Wedge Engineering B.V. ("Wedge"), Gerald Glenn and CB&I entered into an underwriting agreement (the "Underwriting Agreement") with Credit Suisse First Boston LLC and Banc of America Securities LLC (together, the "Underwriters") providing for the sale by Wedge, Fund VIII, Gerald Glenn and CB&I of 7,592,542 shares of Common Stock (the "Offered Securities"), 5,522,014 of which are to be sold by Fund VIII (the "Fund VIII Offered Securities"), to the Underwriters at a price of $20.662. The Underwriters resold the Offered Securities to the public at $21.75 per share. The transaction closed on July 2, 2003.

         The Underwriting Agreement also provides the Underwriters with an option to purchase an additional 1,288,881 shares of Common Stock that may be exercised by the Underwriters at any time not more than 30 days after the date of the related prospectus. The Underwriters exercised the option on July 7, 2003 (the "Over-Allotment Option").

         A registration statement relating to the Offered Securities has been filed with the Securities and Exchange Commission and has been declared effective. This Amendment Number 2 to Schedule 13D shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Offered Securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state. The offering is being made only by means of a prospectus. A written prospectus meeting the requirements of Section 10 of the Securities Act of 1933 may be obtained, when available, from Credit Suisse First Boston Corporation at Eleven Madison Avenue, Prospectus Department, New York, New York, 10010-3629.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby deleted in its entirety and replaced with the following:

         As of July 2, 2003, the Reporting Persons beneficially owned an aggregate of 8,109,976 shares of Common Stock, constituting approximately 17.841% of the Common Stock outstanding based on 45,456,725 shares of Common Stock outstanding as of March 31, 2003, and after giving effect to the offering of 1,000,000 shares by CB&I in connection with the Underwriting Agreement, as reported in CB&I's Registration Statement on form S-4 filed June 27, 2003. After giving effect to the Over-Allotment Option, the Reporting Persons will beneficially own an aggregate of 6,821,095 shares of Common Stock, constituting approximately 15% of the outstanding Common Stock.

         (a) As of the date hereof, the Reporting Persons are the beneficial owners of CB&I Common Stock in the numbers and percentages set forth in the table below:

                                       NUMBER OF SHARES
        REPORTING PARTY               BENEFICIALLY OWNED        PERCENTAGE OF CLASS
        ---------------               ------------------        -------------------
         Fund VIII (1)                   8,109,976 (2)              17.841%

          GP VIII (1)                    8,109,976 (2)              17.841%

       First Reserve (1)                 8,109,976 (2)              17.841%

          (1) GP VIII is the general partner of Fund VIII and may be deemed to beneficially own the shares of Common Stock owned by Fund VIII. First Reserve, as the general partner of GP VIII may be deemed to beneficially own all of the shares of Common Stock owned by Fund VIII and GP VIII.

         (2) Consists of 8,099,776 shares of Common Stock held directly by Fund VIII, 2,000 shares of Common Stock underlying stock options issued to Ben Guill with an exercise price of $14.85, 4,000 shares of Common Stock underlying stock options issued to Ben Guill with an exercise price of $16.025, and 2,200 shares held by Ben Guill. The option shares issued to Mr. Guill and the shares held by Mr. Guill were issued to Mr. Guill in his capacity as a director of CB&I. Fund VIII may be deemed to share dispositive and voting control over the 8,000 shares underlying the options issued to Mr. Guill and the 2,200 shares held by Mr. Guill. After giving effect to the Over-Allotment Option, the Reporting Persons will beneficially own an aggregate of 6,821,095 shares of Common Stock, constituting approximately 15% of the outstanding Common Stock.

         (b) Fund VIII shares with its general partner the power to vote or to direct the vote of the shares directly held by it. GP VIII, as the general partner of Fund VIII, and First Reserve, in its role as general partner of GP VIII, shares with Fund VIII the power to cause Fund VIII to dispose of or vote the shares of Common Stock directly held by Fund VIII.

         (c) During the past 60 days, the following transactions were effected:


REPORTING                               NUMBER OF
  PARTY               DATE               SHARES            PRICE         TRANSACTION
---------             ----              ---------          -----         -----------
Fund VIII         July 2, 2003          5,522,014(1)       20.662        Common sold

----------

(1) The underwriters have also exercised the Over-Allotment Option.

          (d) To the best knowledge of the Reporting Persons, no other person has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the shares of Common Stock owned by the Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS OR UNDERSTANDING WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended by adding the following text:

LOCK UP AGREEMENT

         In connection with the offering of the Offered Securities, Fund VIII agreed that from March 17, 2003 until the date that is 90 days after the date of the public offering of the Offered Securities and other than the Over Allotment Option, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock whether any such aforementioned transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge, or other arrangement without the prior written consent of the Underwriters. During such period, Fund VIII also agreed that it would not make any demand for or exercise any rights with respect to the registration of any Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock. The foregoing description of the Lock Up Agreement is qualified in its entirety by reference to the text of such agreement, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

UNDERWRITING AGREEMENT

         On June 26, 2003, Fund VIII entered into the Underwriting Agreement relating to the sale of the Offered Securities to the Underwriters at a price of $20.662 per share. The underwriting Agreement contains customary terms and conditions. The Underwriting Agreement is filed as an exhibit to this Schedule 13D and is incorporated by reference herein. See also Item 4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following item is hereby added to the documents filed as Exhibits:

         Exhibit L.    Letter Agreement dated March 17, 2003 among First Reserve
Fund VIII, L.P., Chicago Bridge & Iron Company N.V., Credit Suisse First Boston LLC, and Banc of America Securities LLC.

         Exhibit M     Underwriting Agreement dated June 26, 2003 among First
Reserve Fund VIII, L.P., Wedge Engineering B.V., Gerald Glenn, Chicago Bridge & Iron Company N.V., Credit Suisse First Boston LLC, Banc of America Securities LLC, Lehman Brothers Inc., BMO Nesbitt Burns Corp., First Albany Corporation, Hibernia Southcoast Capital and Sanders Morris Harris, Inc. as representatives of the underwriters listed therein.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         Dated:  July 8, 2003.

                                           FIRST RESERVE FUND VIII, L.P.

                                           By: First Reserve GP VIII, L.P.,
                                               General Partner
                                               By: First Reserve Corporation,
                                                   General Partner



                                               By: /s/ THOMAS R. DENISON
                                                   -----------------------------
                                                   Name: Thomas R. Denison
                                                   Title: Managing Director

                                           FIRST RESERVE GP VIII, L.P.

                                           By: First Reserve Corporation,
                                               General Partner


                                               By: /s/ THOMAS R. DENISON
                                                   -----------------------------
                                                   Name: Thomas R. Denison
                                                   Title: Managing Director

                                           FIRST RESERVE CORPORATION


                                           By: /s/ THOMAS R. DENISON
                                               ---------------------------------
                                               Name: Thomas R. Denison
                                               Title: Managing Director

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                 DESCRIPTION
-------                -----------
Exhibit L        Letter Agreement dated March 17, 2003 among First Reserve Fund
                 VIII, L.P., Chicago Bridge & Iron Company N.V., Credit Suisse
                 First Boston LLC, and Banc of America Securities LLC.

Exhibit M        Underwriting Agreement dated June 26, 2003 among First Reserve
                 Fund VIII, L.P., Wedge Engineering B.V., Gerald Glenn, Chicago
                 Bridge & Iron Company N.V., Credit Suisse First Boston LLC,
                 Banc of America Securities LLC, Lehman Brothers Inc., BMO
                 Nesbitt Burns Corp., First Albany Corporation, Hibernia
                 Southcoast Capital and Sanders Morris Harris, Inc. as
                 representatives of the underwriters listed therein.